VIA EDGAR

October 29, 2013

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street N.E.

Washington, D.C. 20549

Re:

Credit One Financial, Inc.

Amendment No. 1 to Form 10-K Fiscal Year Ended December 31, 2012

Filed October 9, 2013

File No.:  000-50320

Dear Mr. Spirgel:

Credit One Financial, Inc. (the “Company”) respectfully submits this response to your October 18, 2013, letter respecting the Company’s Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012.

For ease of reference, we have reproduced the Staff's comments in italicized font below prior to our response.

Form 10-K for the Fiscal Year ended December 31, 2012

General

1.

We note your calculation of your outstanding non-affiliate float as about $1,057 million. Please tell us how you calculated this amount.

Response:   The calculation was as below:

(Total number of outstanding shares at December 31, 2012 - The number of shares beneficially owned by affiliate) X stock price at June 30, 2012:

(302,155,623 shares – 90,693,454 shares) X $5/share = 1,057,310,845 = about $1,057 million.

Description of Business, page 4

2.

We note your response to comment 3 from our letter dated September 26, 2013. In future filings, please remove the statement that you are dedicated to “creating” advertising for your clients.  We note that in the following sentences you explain that your clients have created their own advertising formats and you serve only as an advertising placement agent.

Response:

In response to the Staff’s comments, we will, in future filings, remove the statement that we are dedicated to “creating” advertising for our clients.  The proposed disclosure is as below:

The Company, through its wholly owned subsidiary CEM International Ltd, operates as an advertising agent to place and handle advertising for its clients.  On August 26, 2010, CEM entered into an exclusive agreement with Macau Lotus Satellite TV Media Limited (“Lotus TV”) to provide advertising services for a ten - year period commencing on September 1, 2010.   Because our clients have created and produced their own advertising clips and trailers, or programs, we currently act only as an advertising placement agent for Lotus TV, and there is no advertising creating and planning activities involved at this time. Currently we only have two employees.

Risk Factors, page 5

Our business is mainly dependent on our relationship with Lotus TV……, page 6

3.

We note your response to comment 4. In future filings, please revise your disclose to state that your business is dependent on your relationship with Lotus TV without qualification.  In this regard, we also note the Advertising Time Purchase Agreement filed as Exhibit 10.4 to the Form 8-K filed on October 9, 2013 shows that a client of Lotus purchase advertising time from CEM.

Response:    We acknowledge the Staff’s comment, and, in future filings, we will delete “mainly” from the disclosure and add additional risk disclosure. The proposed disclosure is as below:

Our business is dependent on our relationship with Lotus TV, and the loss of this relationship could materially reduce our revenues, liquidity and cash flows.

We entered into an exclusive agreement with Lotus TV on August 26, 2010, to provide advertising services for a ten-year period commencing on September 1, 2010.  Currently our business is dependent on our relationship with Lotus TV.  The loss of this relationship with Lotus TV or Lotus TV’s advertising clients, or Lotus TV’s inability to continue its business, will have a material adverse impact on our business, operating results and financial conditions.

Management’s Discussion and Analysis, page 11

Liquidity and Capital Resources, page 13

4.

We note your response to comment 8. Please tell us more about what available funds are used for in the operation of your business resulting in an appropriate $37,500 a month burn rate.  We note that your assist only in the placement of advertising with a related party, Lotus TV, and do not engage in the creation of advertisement or other production activities.

Response:

Other than the funds the Company may loan to Lotus TV, it is estimated that the Company will require appropriately $450,000, or about $37,500 a month. The estimate is summarized as below:

Item	Estimated Expenses
Salary	$31,000
Audit	50,000
Office rent	7,800
PCAOB & FASB supporting fee	9,500
License fee	142,000
Stock transfer agent fee	2,500
Travel	2,000
Telephone, Internet	2,500
Office supplies	1,800
Miscellaneous	10,000
Unanticipated	200,000
Total	$459,100

Of the total estimated expenses ($459,100), $200,000 is planned for unanticipated expenses.  For example, during the fiscal 2012, the Company paid $200,000 to Lotus TV as handling fee at $50 per 30-second slot when it received 10,000 minutes of TV time.

5.

We note your revised disclosure on page 12.  Please tell us why a client of Lotus TV prepaid $2,014,825 in gold bullion for advertising spots. Please tell us the name of the client and confirm you will disclose in future filings the name and that a client of Lotus is paying for advertising spots per the Advertising Time Purchase Agreement.

Response:  Although revenue is recognized when advertisements are aired, the $2,014,825 in gold bullion was prepaid in line with Lotus TV’s business practice.

The name of the client is MakeLiving Limited.  In response to the Staff’s comments we will disclose the name of Lotus TV’s client in future filings and it is paying for advertising spots per the Advertising Time Purchase Agreement.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 20

Investment in Gold Bullion, page 21

6.

We note your response to comment 9.  In future filings, please revise your disclosure where appropriate to reflect that you not only invest in gold bullion but also receive payment from a client of Lotus TV in connection with your Advertising Agreement in gold bullion.  Additionally, in future filings, please state the name of the law firm or lawyer you entered into the Trust Agreement with and provide related disclosure as appropriate.

Response:    In response to the Staff’s comments, we will, in future filings, revise our disclosure where appropriate to reflect that we not only invest in gold bullion but also receive payment for advertising time slots from a client of Lotus TV in gold bullion.  Additionally, in future filings, we will state the name of the law firm or lawyer we entered into the Trust Agreement with and provide related disclosure as appropriate.  The proposed amendment to the disclosure is as below:

Investment in Gold Bullion

The Company invests in gold bullion. As a precious metal, the investment in gold bullion is stated at its monetary fair value as determined by the Chinese Gold & Silver Exchange Society. Any adjustments to the fair value of the investments are recorded in unrealized gain or loss on the accompanying consolidated statements of operations and comprehensive income (loss).

In September 2012, the Company entered into a Trust Agreement with William G. Hu, Esq. as the trustee to hold the Company’s gold bullions. Upon receipt of the gold bullions, the trustee issued electronic receipts, each known as a “Goldeq”, which can be used, in lieu of gold, as an intermediary to facilitate the exchange of goods and services conducted on the Company’s proposed joint venture with Lotus TV, in which a series of interactive game shows will be launched via satellite TV and the Internet for viewers throughout the world to participate, and Lotus TV will provide broadcasting time. To date, the Company has neither participated in the exchange of goods and services, nor in interactive game shows.  At this stage, the Company receives payment for advertising time spots from a client of Lotus TV in gold bullion.

7.

In future filings, please state clearly whether you have received “Goldeq” and for what value.  Additionally, please explain why you have engaged in this electronic receipt system given that you currently do not have an exchange of goods or services for which the Goldeq was intended to facilitate payment.

Response:   We will, in future filings, clearly state whether we have received “Goldeq” and for what value.  In connection with the proposed joint venture with Lotus TV, Goldeq was originally intended to facilitate payment.  However, the interactive game shows via Lotus TV have not been launched.  At this stage, the Company has received one payment in gold bullion for advertising time spots from a client of Lotus TV.

Item 13. Certain Relationships and Related Transactions, page 34

8.

We note your response to comment 13.  Please tell us, and in future filings, why your CEO, Dicky Cheung, purchased investments in gold bullion on your behalf in August 2011.

Response:    We will, in future filings, add the disclosure why our CEO, Dicky Cheung, purchased investments in gold bullion in August 2011.  The proposed disclosure is as below:

Dicky Cheung, the Company’s director, President and CEO, purchased gold bullions on behalf of the Company in August 2011. Purchases made under this arrangement totaled approximately HKD $20 Million (USD $2.6 Million). HKD $2,137,915 (USD $275,828) remained payable to the director at December 31, 2012, which is non-interest bearing and due on demand. The reason Mr. Dicky Cheung purchased gold bullion in August 2011 for HKD $20 Million (USD $2.6 Million) is: (1) In connection with the Company’s cooperation with Lotus TV to produce interactive game shows, electronic receipts of gold bullions known as “Goldeq” will be used.  (2) At the time of the purchase, gold price was going up significantly.  Gold seemed to be a good investment opportunity.

The Company acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you for your consideration.  Should any member of the Staff have any questions or additional comments, please do not hesitate to contact the undersigned at (212) 809-1200 (dicky621@yahoo.com.hk).

Very truly yours,

/s/ Dicky Cheung

Dickey Cheung

President and Chief Executive Officer

Cc:

Terry French, U.S. Securities and Exchange Commission

Charles Eastman, U.S. Securities and Exchange Commission

Kate Beukenkamp, U.S. Securities and Exchange Commission

Ajay Koduri, U.S. Securities and Exchange Commission

William Hu, Esq.

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